Hongkong Electric Holdings Ltd
香港電燈集團有限公司

Hongkong Electric Centre, 44 Kennedy Road, Hong Kong.
Telephone: 2843 3111 Telex: HX 73071 Cables: Electric
Facsimile: 2537 1013, 2810 0506 Email: mail@hec.com.hk

Please address correspondence to
PO Box 915, GPO Hong Kong

06014127

22nd May 2006

Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

SEC MAIL RECEIVED JUN 0 5 2006 WASH., D.C.

Dear Sirs,

Hongkong Electric Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-4086

The following materials are enclosed pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule by Hongkong Electric Holdings Limited:

Form D2A Notification of Changes of Secretary and Directors (Filed with the Hong Kong Companies Registry on 22nd May, 2006).

Form D3 Consent to Act as Director or Alternate Director (Filed with the Hong Kong Companies Registry on 22nd May, 2006.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that Hongkong Electric Holdings Limited is subject to the Exchange Act.

Yours faithfully,

Lillian Wong
COMPANY SECRETARY

PROCESSED
JUN 07 2006
THOMSON
FINANCIAL

Enc.
LW/jh

dw 6/6

Acknowledgement
Companies Registry
H.K.

22/05/2006 10:37:24
Submission No/Seq No: 228036773/3
CR No: 0046996
Sh. Form. D2A

Acknowledgement
Companies Registry
H.K.

22/05/2006 10:37:24
Submission No/Seq No: 228036773/4
CR No: 0046996
Sh. Form. D3

CR
公司註冊處
Companies Registry

秘書及董事更改通知書(委任／離任)
Notification of Change of Secretary and Director
(Appointment／Cessation)

(公司條例第 158(4) 及 (4A) 條)
(Companies Ordinance s. 158(4) & (4A))

表格 Form **D2A**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

46996

1 公司名稱 Company Name

Hongkong Electric Holdings Limited 香港電燈集團有限公司

2 更改詳情 Details of Change

A. 離任秘書／董事的資料 Particulars of Secretary／Director Ceasing to Act

(如涉及超過一名秘書／董事，請用續頁 A 填報 Use Continuation Sheet A if more than 1 secretary／director is involved).

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 7) 身份 Capacity ☐ 秘書 Secretary ☐ 董事 Director ☐ 候補董事 Alternate Director — 代替 Alternate to:

個人秘書／董事的姓名 **Name of Individual Secretary／Director**

中文姓名 Name in Chinese	英文姓氏 Surname in English	英文名字 Other Names in English

(註 Note 8) 身份證明 **Identification**

香港身份證號碼 HK Identity Card Number	海外護照號碼 Overseas Passport Number

或 OR

(註 Note 9) 法人團體秘書／董事的中文及英文名稱
Chinese and English Names of Corporate Secretary／Director

-

離任原因 **Reason for Cessation** ☐ 辭職／其他 Resignation／Others ☐ 去世 Deceased

(註 Note 10) 離任日期 **Date of Cessation**

日 DD	月 MM	年 YYYY

(註 Note 11) 請述明上述離任董事／候補董事在離任日期後，是否繼續擔任公司的候補董事／董事職位
Please indicate whether the Director／Alternate Director ceasing to act will continue to hold office as Alternate Director／Director in the Company after the date of cessation

☐ 是 Yes
☐ 否 No

(註 Note 5) **提交人的資料 Presentor's Reference**

姓名 Name: Lillian Wong

地址 Address: 44 Kennedy Road, Hong Kong

電話 Tel: 2843 3111 傳真 Fax: 2503 5512

電郵地址 E-mail Address: -

檔號 Reference: LW/jh

請勿填寫本欄 For Official Use

表格 Form **D2A**

公司編號 Company Number: 46996

2 更改詳情 Details of Change (續上頁 cont'd)

B. 獲委任的個人秘書／董事的資料 Particulars of ~~Individual Secretary~~／Director Appointed

(如委任超過一名個人秘書／董事，請用續頁 B 填報)
(Use Continuation Sheet B if more than 1 individual secretary／director is appointed)

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 12) **身份 Capacity**: ☐ 秘書 Secretary ☐ 董事 Director ☑ 候補董事 Alternate Director

代替 Alternate to: Frank John Sixt

中文姓名 Name in Chinese	周胡慕芳
英文姓名 Name in English — 姓氏 Surname	CHOW
名字 Other Names	Susan Woo Mo-fong
前用姓名 Previous Names	-
別名 Alias	-
(註 Note 13) **住址 Residential Address**	9A, Po Garden, 9 Brewin Path, Mid-Levels
國家 Country	Hong Kong
(註 Note 14) **電郵地址 E-mail Address**	-

(註 Note 15) **身份證明 Identification**

a 香港身份證號碼 Hong Kong Identity Card Number: D083448(4)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

委任日期 Date of Appointment

日 DD	月 MM	年 YYYY
11	5	2006

(註 Note 16) **請述明董事／候補董事在獲得上述委任時，是否公司現任的候補董事／董事**
Please indicate whether the Director／Alternate Director whose appointment is reported above is already an existing Alternate Director／Director in the Company at the time of the above appointment

☑ 是 Yes
☐ 否 No

表格 Form **D2A**

公司編號 Company Number: 46996

2 更改詳情 Details of Change (續上頁 cont'd)

(註 Note 17) **C. 獲委任的法人團體秘書／董事的資料 Particulars of Corporate Secretary／Director Appointed**

(如委任超過一名法人團體秘書／董事，請用續頁 C 填報)
(Use Continuation Sheet C if more than 1 corporate secretary／director is appointed)

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 18) 身份 **Capacity** ☐ 秘書 Secretary ☐ 董事 Director ☐ 候補董事 Alternate Director — 代替 Alternate to:

(註 Note 19) 中文名稱 **Name in Chinese**:

(註 Note 19) 英文名稱 **Name in English**:

(註 Note 20) 地址 **Address**: 國家 Country:

(註 Note 21) 電郵地址 **E-mail Address**:

公司編號 **Company Number**
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

委任日期 **Date of Appointment**: 日 DD / 月 MM / 年 YYYY

(註 Note 22) 請述明董事／候補董事在獲得上述委任時，是否公司現任的候補董事／董事
Please indicate whether the Director／Alternate Director whose appointment is reported above is already an existing Alternate Director／Director in the Company at the time of the above appointment ☐ 是 Yes ☐ 否 No

本通知書包括 - 張續頁 A、 - 張續頁 B 及 - 張續頁 C。

This Notification includes ______ Continuation Sheet(s) A, ______ Continuation Sheet(s) B and ______ Continuation Sheet(s) C.

簽署 Signed : [signature]

姓名 Name : Lillian Wong

董事 ~~Director~~／秘書 Secretary *

日期 Date : 19.5.2006
日 DD / 月 MM / 年 YYYY

請刪去不適用者 Delete whichever does not apply

CR
公司註冊處
Companies Registry

出任董事或候補董事職位同意書
Consent to Act as Director or Alternate Director

(公司條例第158(5)條)
(Companies Ordinance s. 158(5))

表格 Form **D3**

重要事項 Important Note

- 請用黑色墨水列印。
  Please print in black ink.

公司編號 Company Number: 46996

公司名稱 Company Name

Hongkong Electric Holdings Limited 香港電燈集團有限公司

本人 I, Susan CHOW WOO Mo-fong 周胡慕芳 同意出任上述公司的 consent to act as the above company's

(請填報姓名 Please state full name)

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

☐ 董事，Director

☑ 候補董事，Alternate Director — 代替 Alternate to: Frank John Sixt

(請填報獲代替行事的董事姓名或名稱 Please state full name of the principal director)

生效日期爲 with effect from

日 DD	月 MM	年 YYYY
11	5	2006

，並確認本人已年滿十八歲。, and confirm that I have attained the age of 18 years.

簽署 Signed : [signature]

日期 Date : 11 May 2006
日 DD / 月 MM / 年 YYYY

提交人的資料 Presentor's Reference

姓名 Name: Lillian Wong

地址 Address: 44 Kennedy Road, Hong Kong

電話 Tel: 2843 3111 傳真 Fax: 2503 5512

電郵地址 E-mail Address: -

檔號 Reference: LW/jh

請勿填寫本欄 For Official Use